82-4154

Registration No. 4154

RECEIVED

2006 MAR 13 P 12:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Komu
Attention

Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549

tel.:
fax: 0012029429525

Od
From

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1

tel.: +420222432005
fax: +420224229483

SUPPL

Kopie
cc

Datum
Date
28. 2. 2006

Stran
Pages
3 (including this page)

Telefonní kontakt pro případ nedošlých stránek
In case of missing pages please call [redacted]
tel.: +420222432005

Věc
Subject

Dislosure duty – Y 2005

06011627

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(4) and Rules of Prague Stock Exchange part III subsection 8(8) find financial results as at 31th December 2005.

Yours Sincerely,

p.p. M.Frait
Sylva Floríková
Head of Compliance

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

dlw 3/13

Unconsolidated Balance Sheet of Komerční banka, a.s. according to International Financial Reporting Standards

(in CZK mil.)

	31 December 2005 (Audited)	31 December 2004 (Audited)
Assets		
Cash and current balances with banks	9,231	10,025
Amounts due from banks	245,953	231,361
Financial assets at fair value through profit and loss account	7,593	9,642
Positive fair value of financial derivative transactions	11,228	11,333
Loans and advances to customers, net	185,225	155,379
Securities available for sale	14,725	12,411
Investments held to maturity	3,423	2,320
Prepayments, accrued income and other assets	2,910	2,069
Income tax	628	1
Deferred tax asset	1,006	437
Assets held for sale	810	0
Intangible fixed assets, net	2,097	2,059
Tangible fixed assets, net	7,391	9,411
Investments in subsidiaries and associates	1,518	1,846
Total assets	**493,738**	**448,294**
Liabilities		
Amounts owed to banks	31,526	18,548
Amounts owed to customers	370,058	358,825
Negative fair value of financial derivative transactions	4,324	4,699
Securities issued	22,672	9,255
Accruals and other liabilities	9,923	7,750
Provisions	3,437	4,245
Income taxes payable	0	366
Deferred tax liability	1,484	1,028
Total liabilities	**443,424**	**404,716**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	31,309	24,573
Total shareholders' equity	**50,314**	**43,578**
Total liabilities and shareholders' equity	**493,738**	**448,294**

Unconsolidated Profit and Loss Statement of Komerční banka, a.s. according to International Financial Reporting Standards
(in CZK mil.)

	31 December 2005 (Unaudited)	31 December 2004 (Unaudited)
Profit and Loss Account		
Interest income	20,148	19,644
Interest expense	(6,508)	(7,238)
Net interest income	**13,640**	**12,406**
Net fees and commissions	8,718	8,703
Net profit / (loss) on financial operations	780	1,145
Dividends and other income	271	463
Net banking income	**23,409**	**22,717**
Personnel expenses	(4,737)	(4,799)
General administrative expenses	(5,140)	(5,280)
Depreciation, impairment and disposal of fixed assets	(1,734)	(1,709)
Total operating expenses	**(11,611)**	**(11,788)**
Profit before provisions for loan and investment losses and income taxes	**11,798**	**10,929**
Provision for loan losses	(675)	1,554
Provision for impairment of securities	(196)	(85)
Provision for other risk expenses	522	(131)
Cost of risk	**(349)**	**1,338**
Profit or (loss) on subsidiaries and associates	341	889
Profit / (loss) before income taxes	**11,790**	**13,156**
Income taxes	(2,642)	(3,857)
Net profit / (loss)	**9,148**	**9,299**
Earnings / (loss) per share (in CZK)	**240.68**	**244.66**